Exhibit 99.C.5

DRAFT

March [29], 2006

The Special Committee of Mestek, Inc.

Mestek, Inc.

260 North Elm Street

Westfield, MA 01085

Dear Members of the Special Committee:

We understand that John E. Reed, the Chairman and Chief Executive Officer of Mestek, Inc. (“Mestek” or the “Company”), has proposed to the Board of Directors of the Company that the Company effect a reverse-stock split (the “Reverse Split”) of 1 share for each 2,000 issued and outstanding shares of Mestek common stock, no par value (“Common Stock”). It is our understanding that holders of less than one share of Common Stock following the Reverse Split (the “Exiting Shareholders”) will receive $15.25 in cash (the “Consideration”) in lieu of receiving fractional shares of Common Stock. The Reverse Split is referred to herein as the “Transaction.”

You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Special Committee of the Board of Directors of the Company (the “Committee”) as to whether, as of the date hereof, the Consideration to be received by the Exiting Shareholders in the Transaction is fair, from a financial point of view, to shareholders of the Company (other than John E. Reed and Stewart B. Reed, and trusts affiliated with them (the “Affiliated Shareholders”)), including both Exiting Shareholders and those shareholders who will not receive the Consideration in the Transaction.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the Company’s annual report to shareholders on Form 10-K for the fiscal years ended December 31, [2005], 2004 and 2003;

2.

reviewed the Company’s internal budget for the fiscal years ending December 31, 2006 and 2007, and the estimates of sales, gross profit and operating profit for the fiscal years ending December 31, 2008 and 2009 (the “Projections”);

3.	reviewed the Company’s Information Statement on Form 10 dated April 29, 2005 regarding the spin-off of the Company’s former subsidiary, Omega Flex, Inc. (the “Spin-Off”);

4.

spoken with certain members of the management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company (including, the Projections) and regarding the Transaction;

5.	visited the offices of the Company;

6.	reviewed the Company’s ownership profile, before and pro forma for the Reverse Split;

7.	reviewed the historical market prices and trading volume for the Common Stock, before and after the Spin-Off;

8.	Met with the CEO of The Pink Sheets to discuss market liquidity and trading performance of companies that have deregistered and now trade in that market;

9.	reviewed other publicly available financial data for the Company and certain companies that we deemed comparable to the Company,

10.	reviewed other publicly available financial data for reverse stock split transactions;

11.	reviewed drafts of [applicable documentation]; and

12.	conducted such other studies, analyses and inquiries as we have deemed appropriate; and

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information (including, without limitation, the financial forecasts and projections) furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, we have relied upon and assumed, without independent verification, that the financial forecasts and Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial results and condition of the Company, and we express no opinion with respect to such forecasts and Projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, and that there is no information or facts that would make the information reviewed by us incomplete or misleading. We have also assumed that the Company is not party to any material pending transaction, including, without limitation, any external financing, recapitalization, acquisition or merger, divestiture or spin-off (other than the Transaction).

We have relied upon and assumed, without independent verification, that [(a) the representations and warranties of all parties to the agreements identified in item 11 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will perform all of the covenants and agreements required to be performed by such party,] (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). We have also relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or the expected benefits of the Transaction. [In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft agreements identified above will not differ in any material respect from such draft agreements.]

Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We express no opinion regarding the liquidation value of any entity. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is a party or may be subject. This Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions of claims, outcomes or damages arising out of any such matters.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We have not considered, nor are we expressing any opinion herein with respect to, the prices at which the Common Stock may trade subsequent to the disclosure or consummation of the Transaction. We have assumed that after the Reverse Split, the Common Stock will be listed in The Pink Sheets.

This Opinion is furnished for the use and benefit of the Committee in connection with its consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder as to how such security holder should vote with respect to the Transaction. This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made by any recipient of this Opinion, without the prior written consent of Houlihan Lokey, which consent shall not be unreasonably withheld.

We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Committee, the Company or its security holders or any other party to proceed with or effect the Transaction, (ii) the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or any other party other than those set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the tax or legal consequences of the Transaction to either the Company or its security holders, or any other party, or (vi) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company and on the assumptions of the management of the Company as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by Exiting Shareholders in the Transaction is fair, from a financial point of view, to shareholders of the Company (other than the Affiliated Shareholders) including both Exiting Shareholders and those shareholders who will not receive the Consideration in the Transaction.

HOULIHANLOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

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